Exhibit 10.1

December 7, 2007

Mr. David Iwanicki

[***]

[***]

Re:	Special Severance and Retention Package

Dear Dave:

The Compensation Committee of the Board of Directors recently approved an enhanced severance and retention package for you as a key officer at PDL, particularly given your role in the management of the process to pursue the sale of PDL’s commercial and cardiovascular assets (the “Asset Sale Process”). We view your contributions as critical to PDL during this time of transition. As such, PDL is offering you a special bonus, severance benefits and accelerated option vesting pursuant to the terms and conditions of this letter agreement.

One-Time Bonus. In recognition of your key role in the Asset Sale Process, you would be eligible to receive a special bonus of $100,000 (subject to tax withholding) if you remain employed in good standing through the date we terminate your employment because we eliminate your position in connection with the closing of a transaction or transactions in which our Cardene or Busulfex product assets are sold (a “Commercial Asset Sale”), provided, that you sign and deliver to PDL our standard separation and general release of claims agreement (the “Release Agreement”) within 21 days of your receipt of the Release Agreement and you do not revoke the Release Agreement. We would pay you this special bonus within 30 days after the termination of your employment.

Severance Benefit Prior to a Change in Control. If prior to a Change in Control (i) we terminate your employment because we eliminate your position in connection with a Commercial Asset Sale; (ii) you do not receive an employment offer for a comparable position with a company acquiring some or all of the commercial or cardiovascular assets (an “Acquiror”) within 28 days after your employment termination date; (iii) you do not accept any position with an Acquiror within 28 days after your employment termination date; (iv) you remain in good standing through your employment termination date; and (v) you sign and deliver to PDL our standard separation and general release of claims agreement (the “Release Agreement”) within 21 days of your receipt of the Release Agreement and you do not revoke the Release Agreement, you would be eligible for the following severance package:

•

Severance pay (subject to tax withholding) equal to (A) one year of your annual base salary plus (B) 100% of your target annual bonus (without giving effect to any company performance or other multiplier);

Mr. David Iwanicki

December 7, 2007

•	12 months company-paid COBRA benefits (provided you timely elect COBRA coverage);

•	Six months of outplacement services; and

•	Acceleration of the vesting of 50% of the total number of shares originally subject to each of your stock options (i.e., two years of vesting).

The foregoing severance payment would be paid in a lump sum on the 30th day following the date of your employment termination, provided that your Release Agreement has become effective in accordance with its terms prior to such 30th day. The option acceleration set forth above would be effective on the date your Release Agreement has become effective.

Option Acceleration under Certain Conditions. If we terminate your employment because we eliminate your position as a result of a Commercial Asset Sale, but you receive an employment offer for a comparable position by an Acquiror (and you are not eligible for severance payments either as provided above, or under the ESRP), we would amend your stock options to accelerate the vesting of 25% of the shares subject to each of your stock options, which acceleration would be effective on the date of your employment termination and subject to your remaining employed in good standing through the termination date.

For clarity, the foregoing severance benefits and option acceleration is intended to apply to your separation from service with PDL under circumstances in which the benefits under the ERSP would not be available to you, and in all cases, you are entitled only to either the severance and option acceleration benefits described above, or, if applicable, those under the ERSP.

Provisions Regarding 2007 Bonus and 401(k) Match. Further, if your employment with PDL is terminated by PDL pursuant to any scenario set forth above before December 31, 2007, you also would receive, in addition to and at the same time as the severance benefits or one-time bonus described above, as applicable, a cash bonus (subject to tax withholding) equal to the amount of PDL’s match to your PDL 401(k) retirement savings plan account that you would have received had you remained employed with PDL through December 31, 2007. In addition, if your employment with PDL is terminated by PDL pursuant to any scenario set forth above before PDL pays out the 2007 company bonus, you would receive, at the time the 2007 company bonus is paid to employees (but in any event no later than March 15, 2008), the amount of your target bonus (pro-rated for your length of service in 2007, as adjusted by the company multiplier and subject to tax withholding).

Mr. David Iwanicki

December 7, 2007

Further Provisions. If you voluntarily leave PDL, you would not be eligible to receive any severance or other benefits benefits pursuant to this letter agreement.

Notwithstanding anything contained in this letter agreement to the contrary, no amount payable pursuant to this letter agreement on account of your termination of employment which constitutes a “deferral of compensation” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Internal Revenue Code (the “Section 409A Regulations”) will be paid unless and until you have incurred a “separation from service” within the meaning of the Section 409A Regulations. Furthermore, if you are a “specified employee” within the meaning of the Section 409A Regulations as of the date of your separation from service, no amount that constitutes a deferral of compensation which is payable on account of your separation from service will paid to you before the date (the “Delayed Payment Date”) which is first day of the seventh month after the date of your separation from service or, if earlier, the date of your death following such separation from service. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

PDL intends that income provided to you pursuant to this letter agreement will not be subject to taxation under Section 409A of the Internal Revenue Code. The provisions of this letter agreement shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A. However, PDL does not guarantee any particular tax effect for income provided to you pursuant to this letter. In any event, except for PDL’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to you, PDL will not be responsible for the payment of any applicable taxes on compensation paid or provided to you pursuant to this letter agreement.

Your eligibility for the severance and other benefits pursuant to this letter agreement is not intended change the “at will” nature of your employment with PDL. You would continue to be free to resign at any time, just as PDL would be free to terminate your employment at any time, with or without cause.

The terms of this letter agreement, when accepted by you, supersede, with the exception of the ERSP, all prior arrangements, whether written or oral, and understandings regarding the subject matter of this letter agreement and, except as provided in the ERSP, shall be the exclusive agreement for the determination of any payments and benefits you are due upon the events described in this letter agreement.

Mr. David Iwanicki

December 7, 2007

On behalf of the Compensation Committee and the Board of Directors I would like to thank you for your many contributions and for your continued support and dedication to PDL.

To indicate your acceptance of the terms of this letter agreement, please sign and date this letter agreement in the space provided below and return it to Jeff Coon, Sr. Director Human Resources.

Sincerely,

/s/ L. Patrick Gage
L. Patrick Gage, Ph.D. Interim Chief Executive Officer

AGREED AND ACKNOWLEDGED:

/s/ David Iwanicki
David Iwanicki

December 20, 2007
Date